Cadbury plc (the “Company”)

Announcement of transactions in ordinary shares of 10p each by a Director

The Company was notified on 9 September 2008 that, on 9 September 2008, Bob Stack acquired 224,425 ordinary shares in the capital of the Company under the Company’s Executive Share Option Scheme at a price of £3.92 per share. All shares were disposed of on the same day at an aggregate price of £6.67 per share.

The Company was also notified on 9 September 2008 that, on 9 September 2008, Bob Stack disposed of a further 100,000 ordinary shares in the capital of the Company at a price of £6.68 per share.

Following these transactions, Bob Stack has an interest in 543,172 shares in the capital of the Company. He also has a conditional interest in a further 310,411 shares held in the Group’s Long Term Incentive Plan and Bonus Share Retention Plan which are subject to performance and service conditions.

These transactions were carried out in London.

These announcements were made under Disclosure and Transparency Rule 3.1.4R(1).

Contact:

J M Mills
Director of Group Secretariat
Tel: 01895 615176
10 September 2008